Exhibit 8.1

LIST OF SUBSIDIARIES

The following table sets forth our subsidiaries, all of which are wholly owned, directly or indirectly, with the exception of ALD Software Ltd, of which we own 98.63%.

Name of Subsidiary	Jurisdiction of Organization
HUB Cyber Security TLV Ltd.	Israel
ALD Manpower Solutions Ltd.	Israel
ALD Software Ltd	Israel
ALD College Ltd	Israel
Qpoint Technologies Ltd	Israel
Qpoint Solutions Ltd	Israel
Aginix Engineering & Project Management Ltd	Israel
Sensecom Consulting & Project Management Ltd	Israel
Integral Tele-management Services Ltd.	Israel
HUB Cyber Security, Inc.	California, United States
Comsec Ltd.	Israel
Comsec Distribution Ltd.	Israel
Comsec International Information Security B.V	The Netherlands
Comsec Consulting Limited UK	United Kingdom
Hub Cyber Security GmbH	Germany
Mount Rainier Acquisition Corp.	Delaware, United States
DQS - IL (Management Systems Solutions) Ltd	Israel
Israeli Institute for Certification and Standardization Ltd:	Israel